UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 4)

                                BIOENVISION, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    09059N100
                                 (CUSIP Number)

                          ADELE KITTREDGE MURRAY, ESQ.
                    PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP
                         888 SEVENTH AVENUE, 29TH FLOOR
                               NEW YORK, NY 10106
                            TEL. NO.: (212) 651-6400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                              JOHN C. KENNEDY, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064

                                DECEMBER 21, 2004
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages

                               Page 1 of 18 pages

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page  2 of  18 Pages
---------------------                                     ----------------------

1        NAME OF REPORTING PERSON

         Perseus-Soros BioPharmaceutical Fund, LP
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)    [ ]

         (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                                                    7,950,053 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                           0
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          7,950,053 (1)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                       0
                                        ----------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,950,053 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------
____________

(1) Assumes (i) full conversion of 2,250,000 shares of Series A Preferred Stock which are convertible into 4,500,000 shares of Common Stock; (ii) exercise of a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (iii) exercise of a Warrant to purchase 75,009 shares of Common Stock.

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page  3 of  18 Pages
---------------------                                     ----------------------

1        NAME OF REPORTING PERSON

         Perseus-Soros Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)    [ ]

         (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                                                    7,950,053 (1)(2)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                           0
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          7,950,053 (1)(2)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                       0
                                        ----------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,950,053 (1)(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------
____________

(1) Consists of 7,950,053 shares of Common Stock beneficially owned by Perseus-Soros Partners, LLC ("Perseus-Soros Partners") solely in its capacity as sole general partner of Perseus-Soros.

(2) Assumes (i) full conversion of 2,250,000 shares of Series A Preferred Stock which are convertible into 4,500,000 shares of Common Stock; (ii) exercise of a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (iii) exercise of a Warrant to purchase 75,009 shares of Common Stock.

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page  4 of  18 Pages
---------------------                                     ----------------------

1        NAME OF REPORTING PERSON

         Perseus BioTech Fund Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)    [ ]

         (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                                                         0
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        7,950,053 (1)(2)
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                               0
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    7,950,053 (1)(2)
                                        ----------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,950,053 (1)(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------
____________

(1) Consists of 7,950,053 shares of Common Stock beneficially owned by Perseus BioTech Fund Partners, LLC ("Perseus Partners") solely in its capacity as a managing member of Perseus-Soros Partners, which is the sole general partner of Perseus-Soros.

(2) Assumes (i) full conversion of 2,250,000 shares of Series A Preferred Stock which are convertible into 4,500,000 shares of Common Stock; (ii) exercise of a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (iii) exercise of a Warrant to purchase 75,009 shares of Common Stock.

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page  5 of  18 Pages
---------------------                                     ----------------------

1        NAME OF REPORTING PERSON

         SFM Participation, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)    [ ]

         (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                                                         0
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        7,950,053 (1)(2)
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                               0
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    7,950,053 (1)(2)
                                        ----------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,950,053 (1)(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------
____________

(1) Consists of 7,950,053 shares of Common Stock beneficially owned by SFM Participation, L.P. ("SFM Participation") solely in its capacity as a managing member of Perseus-Soros Partners, which is the sole general partner of Perseus-Soros.

(2) Assumes (i) full conversion of 2,250,000 shares of Series A Preferred Stock which are convertible into 4,500,000 shares of Common Stock; (ii) exercise of a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (iii) exercise of a Warrant to purchase 75,009 shares of Common Stock.

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page  6 of  18 Pages
---------------------                                     ----------------------

1        NAME OF REPORTING PERSON

         SFM AH LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)    [ ]

         (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                                                         0
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        7,950,053 (1)(2)
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                               0
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    7,950,053 (1)(2)
                                        ----------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,950,053 (1)(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------
____________

(1) Consists of 7,950,053 shares of Common Stock beneficially owned by SFM
AH LLC ("SFM AH") solely in its capacity as the general partner of SFM Participation, which is a managing member Perseus-Soros Partners, which is the sole general partner of Perseus-Soros.

(2) Assumes (i) full conversion of 2,250,000 shares of Series A Preferred Stock which are convertible into 4,500,000 shares of Common Stock; (ii) exercise of a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (iii) exercise of a Warrant to purchase 75,009 shares of Common Stock.

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page  7 of  18 Pages
---------------------                                     ----------------------

1        NAME OF REPORTING PERSON

         Perseuspur, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)    [ ]

         (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                                                         0
                                        ----------------------------------------
                 NUMBER OF                    8     SHARED VOTING POWER
                   SHARES                           7,950,053 (1)(2)
                BENEFICIALLY            ----------------------------------------
                  OWNED BY                    9     SOLE DISPOSITIVE POWER
                    EACH                                 0
                 REPORTING              ----------------------------------------
                   PERSON                     10    SHARED DISPOSITIVE POWER
                    WITH                            7,950,053 (1)(2)
                                        ----------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,950,053 (1)(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------
____________

(1) Consists of 7,950,053 shares of Common Stock beneficially owned by Perseuspur, LLC ("Perseuspur"), solely in its capacity as the managing member of Perseus Partners, which is a managing member of Perseus-Soros Partners, which is the sole general partner of Perseus-Soros.

(2) Assumes (i) full conversion of 2,250,000 shares of Series A Preferred Stock which are convertible into 4,500,000 shares of Common Stock; (ii) exercise of a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (iii) exercise of a Warrant to purchase 75,009 shares of Common Stock.

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page  8 of  18 Pages
---------------------                                     ----------------------

1        NAME OF REPORTING PERSON

         Frank H. Pearl (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)    [ ]

         (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States
                                              7     SOLE VOTING POWER
                                                         0
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        7,950,053 (1)(2)
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                               0
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    7,950,053 (1)(2)
                                        ----------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,950,053 (1)(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------
____________

(1) Consists of 7,950,053 shares of Common Stock beneficially owned by Mr. Pearl, solely in his capacity as the sole member of Perseuspur, which is the managing member of Perseus Partners, which is a managing member of Perseus-Soros Partners, which is the sole general partner of Perseus-Soros.

(2) Assumes (i) full conversion of 2,250,000 shares of Series A Preferred Stock which are convertible into 4,500,000 shares of Common Stock; (ii) exercise of a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (iii) exercise of a Warrant to purchase 75,009 shares of Common Stock.

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page  9 of  18 Pages
---------------------                                     ----------------------

1        NAME OF REPORTING PERSON

         Soros Fund Management LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)    [ ]

         (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                                                         0
                                        ----------------------------------------
                      NUMBER OF               8     SHARED VOTING POWER
                       SHARES                       7,950,053 (1)(2)
                    BENEFICIALLY        ----------------------------------------
                      OWNED BY                9     SOLE DISPOSITIVE POWER
                        EACH                             0
                      REPORTING         ----------------------------------------
                       PERSON                 10    SHARED DISPOSITIVE POWER
                        WITH                        7,950,053 (1)(2)
                                        ----------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,950,053 (1)(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO; IA
--------------------------------------------------------------------------------
____________

(1) Consists of 7,950,053 shares of Common Stock beneficially owned by Soros Fund Management LLC ("SFM LLC"), solely in its capacity as the sole managing member of SFM AH, which is the general partner of SFM Participation, which is a managing member of Perseus-Soros Partners, which is the sole general partner of Perseus-Soros.

(2) Assumes (i) full conversion of 2,250,000 shares of Series A Preferred Stock which are convertible into 4,500,000 shares of Common Stock; (ii) exercise of a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (iii) exercise of a Warrant to purchase 75,009 shares of Common Stock.

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page 10 of  18 Pages
---------------------                                     ----------------------

1        NAME OF REPORTING PERSON

         George Soros (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)    [ ]

         (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States
                                              7     SOLE VOTING POWER
                                                         0
                                        ----------------------------------------
                      NUMBER OF               8     SHARED VOTING POWER
                       SHARES                       7,950,053 (1)(2)
                    BENEFICIALLY        ----------------------------------------
                      OWNED BY                9     SOLE DISPOSITIVE POWER
                        EACH                             0
                      REPORTING         ----------------------------------------
                       PERSON                 10    SHARED DISPOSITIVE POWER
                        WITH                        7,950,053 (1)(2)
                                        ----------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,950,053 (1)(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IA
--------------------------------------------------------------------------------
____________

(1) Consists of 7,950,053 shares of Common Stock beneficially owned by Mr. George Soros ("Mr. Soros"), solely in his capacity as Chairman of SFM LLC, which is the sole managing member of SFM AH, which is the general partner of SFM Participation, which is a managing member Perseus-Soros Partners, which is the sole general partner of Perseus-Soros.

(2) Assumes (i) full conversion of 2,250,000 shares of Series A Preferred Stock which are convertible into 4,500,000 shares of Common Stock; (ii) exercise of a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (iii) exercise of a Warrant to purchase 75,009 shares of Common Stock.

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page 11 of  18 Pages
---------------------                                     ----------------------

Item 1.  SECURITY AND ISSUER.

                  This Amendment No. 4 to Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Bioenvision, Inc., a Delaware corporation (the "Company"). This Amendment No. 4 supplementally amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission on May 20, 2002, as amended by Amendment No. 1, filed on January 8, 2003, Amendment No. 2 filed on May 17, 2004 and Amendment No. 3 filed on December 17, 2004 (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company are located at 345 Park Avenue, 41st Floor, New York, New York 10154. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  IDENTITY AND BACKGROUND.

                  (a) No material change.

                  (b) No material change.

                  (c) No material change.

                  (d) No material change.

                  (e) No material change.

                  (f) No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No material change.

Item 4.  PURPOSE OF TRANSACTION.

                  No material change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  Based upon information provided to the Reporting Persons by representatives of the Company on December 21, 2004, there were 32,249,229 shares of Common Stock outstanding.

                  (a) Pursuant to Rule 13d-3 of the Exchange Act, each of the Reporting Persons may be deemed the beneficial owner of 7,950,053 shares of Common Stock, which constitutes approximately

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page 12 of  18 Pages
---------------------                                     ----------------------


20.0% of the total number of shares of Common Stock outstanding. The 7,950,053 shares of Common Stock of which Perseus-Soros may be deemed the beneficial owner consists of the following: A) 375,044 shares of Common Stock held for the account of Perseus-Soros, B) 4,500,000 shares of Common Stock issuable upon the conversion of 2,250,000 shares of the Company's Series A Preferred Stock held for the account of Perseus-Soros, C) 3,000,000 shares of Common Stock issuable upon the exercise of a warrant held for the account of Perseus-Soros, and D) 75,009 shares of Common Stock issuable upon the exercise of the May Warrants held for the account of Perseus-Soros.

                  (b) (i) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, each of Perseus-Soros and Perseus-Soros Partners may be deemed to have the sole power to direct the voting and disposition of the 7,950,053 shares of Common Stock beneficially owned by Perseus-Soros assuming the exercise and conversion of all of the securities held for the account of Perseus-Soros.

                  (ii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, each of Perseus Partners, SFM Participation, SFM AH, Perseuspur, Mr. Pearl, SFM LLC and Mr. Soros may be deemed to have shared power to direct the voting and disposition of the 7,950,053 shares of Common Stock beneficially owned by Perseus-Soros assuming the exercise and conversion of all of the securities held for the account of Perseus-Soros.

                  (c) (i) Since the filing of Amendment No. 3 to this Schedule 13D on December 17, 2004, Perseus-Soros Partners(1) has sold shares of Common Stock in open market transactions on NASDAQ as follows:
                                                                AVERAGE
        DATE                     NO. OF SHARES SOLD          PRICE PER SHARE
        ----                     ------------------          ---------------
December 17, 2004                      8,713                    $8.6849

December 20, 2004                      10,804                   $8.5858

December 21, 2004                      41,823                   $8.4290

December 22, 2004                      15,342                   $8.5461
___________
(1) Each of Perseus Partners, SFM Participation, SFM AH, Perseuspur, Mr. Pearl, SFM LLC and Mr. Soros also report beneficial ownership of the shares of Common Stock held by Perseus-Soros Partners.

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page 13 of  18 Pages
---------------------                                     ----------------------


                  (c) (ii) Since the filing of Amendment No. 3 to this Schedule 13D on December 17, 2004, Perseus BioTech Investment (2) has sold shares of Common Stock in open market transactions on NASDAQ as follows:
                                                                 AVERAGE
       DATE                      NO. OF SHARES SOLD           PRICE PER SHARE
       ----                      ------------------           ---------------
December 17, 2004                       7,668                    $8.6849

December 20, 2004                       9,509                    $8.5858

December 21, 2004                       36,810                   $8.4290

December 22, 2004                       13,505                   $8.5461
___________
(2) Each of Mr. Pearl and Perseuspur also report beneficial ownership of the shares of Common Stock held by Perseus BioTech Investment.

                  (c) (iii) Since the filing of Amendment No. 3 to this Schedule 13D on December 17, 2004, QIP(3) has sold shares of Common Stock in open market transactions on NASDAQ as follows:
                                                                 AVERAGE
       DATE                      NO. OF SHARES SOLD           PRICE PER SHARE
       ----                      ------------------           ---------------
December 17, 2004                       33,619                    $8.6849

December 20, 2004                       41,687                    $8.5858

December 21, 2004                       161,367                   $8.4290

December 22, 2004                       59,196                    $8.5461
___________
(3) Each of Mr. Soros and SFM LLC also report beneficial ownership of the shares of Common Stock held by QIP.

                  (d) The partners or shareholders of each of Perseus-Soros, Perseus-Soros Partners, Perseus BioTech Investment and QIP have the right to participate in the receipt of dividends from, or proceeds from the sales of, the shares of Common Stock held for the accounts of Perseus-Soros, Perseus-Soros Partners, Perseus BioTech Investment and QIP in accordance with their ownership interests in such entities.

                  (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  No material change.

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page 14 of  18 Pages
---------------------                                     ----------------------


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1: Joint Filing Agreement, dated December 22, 2004, among (i) Perseus-Soros BioPharmaceutical Fund, LP, (ii) Perseus-Soros Partners, LLC, (iii) Perseus BioTech Fund Partners, LLC, (iv) SFM Participation, L.P., (v) SFM AH LLC, (vi) Frank
                                H. Pearl, (vii) George Soros, (viii) Soros Fund Management LLC, and (ix) Perseuspur, LLC.

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page 15 of  18 Pages
---------------------                                     ----------------------


                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  December 22, 2004

                                PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP

                                By:     Perseus-Soros Partners, LLC,
                                        General Partner

                                By:     SFM Participation, L.P.,
                                        Managing Member

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ John F. Brown
                                        -------------------------------------
                                        Name:  John F. Brown
                                        Title: Assistant General Counsel


                                PERSEUS-SOROS PARTNERS, LLC

                                By:     SFM Participation, L.P.
                                        Managing Member

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ John F. Brown
                                        -------------------------------------
                                        Name:  John F. Brown
                                        Title: Assistant General Counsel


                                PERSEUS BIOTECH FUND PARTNERS, LLC

                                By:     Perseuspur, L.L.C.
                                        Managing Member

                                By:     /s/ Rodd Macklin
                                        -------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Secretary and Treasurer


                                PERSEUSPUR, L.L.C.

                                By:    /s/ Rodd Macklin
                                       -------------------------------------
                                        Name:   Rodd Macklin
                                        Title:  Secretary and Treasurer

---------------------                                     ----------------------
CUSIP NO. 09059N100               SCHEDULE 13D              Page 16 of  18 Pages
---------------------                                     ----------------------


                                MR. FRANK H. PEARL

                                By:    /s/ Rodd Macklin
                                       -------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Attorney-in-Fact


                                SFM PARTICIPATION, L.P.

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ John F. Brown
                                        -------------------------------------
                                        Name:  John F. Brown
                                        Title: Assistant General Counsel


                                SFM AH LLC

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ John F. Brown
                                        -------------------------------------
                                        Name:  John F. Brown
                                        Title: Assistant General Counsel


                                MR. GEORGE SOROS

                                By:    /s/ John F. Brown
                                       -------------------------------------
                                        Name:  John F. Brown
                                        Title: Attorney-in-Fact


                                SOROS FUND MANAGEMENT LLC

                                By:    /s/ John F. Brown
                                       -------------------------------------
                                        Name:  John F. Brown
                                        Title: Assistant General Counsel